SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: 16 June 2004
(Date of earliest event reported)

JOHN DEERE OWNER TRUST 2003
(Issuer of the Notes and the Certificates)

JOHN DEERE RECEIVABLES, INC.
(Originator of the Trust described herein)
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

333-87562
(Commission File Number)

(36-3837230)
(IRS Employer Identification No.)

c/o John Deere Capital Corporation
Suite 600
1 East First Street
Reno, Nevada 89501
(Address of principal executive offices and zip code)

(775) 786-5527
(Registrant's telephone number, including area code)

Item 5.   Other Events.

          The statements attached as exhibits hereto are filed in accordance with letters submitted to the Division of Corporation Finance of the Securities and Exchange Commission on behalf of similar Trusts by the Servicer and Depositor of the Trust.

Item 7.   Financial Statements and Exhibits.

          (c)   Exhibits

                    99.1   Statement to Certificateholder
                    99.2   Statement to Noteholders
                    99.3   Servicer's Certificate

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JOHN DEERE OWNER TRUST 2003
JOHN DEERE RECEIVABLES, INC.

John Deere Capital Corporation
(Servicer)

By: */s/ James H. Becht*
James H. Becht, Secretary

Dated: 16 June 2004

EXHIBIT INDEX

<u>Exhibit No</u>.

John Deere Owner Trust 2003 **Exhibit 99.1**

Statement to Certificateholder

$197,000,000 Class A-1 1.08125% Asset Backed Notes due August 13, 2004
$187,000,000 Class A-2 1.31000% Asset Backed Notes due January 17, 2006
$202,000,000 Class A-3 1.79000% Asset Backed Notes due April 16, 2007
$149,000,000 Class A-4 2.44000% Asset Backed Notes due June 15, 2010
$15,150,000 Class B 2.01000% Asset Backed Notes due June 15, 2010
$7,546,670 Asset Backed Certificates

Payment Date:	15-Jun-04
(1) Amount of principal being paid or distributed:	
(a) A-1 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(b) A-2 Notes:	$19,908,162.38
per $1,000 original principal amount:	$106.46
(c) A-3 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(d) A-4 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(e) B Notes:	$552,856.74
per $1,000 original principal amount:	$36.49
(f) Certificates:	$0.00
per $1,000 original principal amount:	$0.00
(g) Total:	$20,461,019.12
(2) Amount of interest being paid or distributed:	
(a) A-1 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(b) A-2 Notes:	$155,759.17
per $1,000 original principal amount:	$0.83
(c) A-3 Notes:	$301,316.67
per $1,000 original principal amount:	$1.49
(d) A-4 Notes:	$302,966.67
per $1,000 original principal amount:	$2.03
(e) B Notes:	$23,314.70
per $1,000 original principal amount:	$1.54
(f) Certificates:	$0.00
per $1,000 original principal amount:	$0.00
(g) Total:	$783,357.21
(3) After giving effect to distributions on this Payment Date:	
(a) (i) outstanding principal amount of A-1 Notes:	$0.00
(ii) A-1 Note Pool Factor:	0.0000000
(b) (i) outstanding principal amount of A-2 Notes:	$122,771,995.23
(ii) A-2 Note Pool Factor:	0.6565347
(c) (i) outstanding principal amount of A-3 Notes:	$202,000,000.00
(ii) A-3 Note Pool Factor:	1.0000000
(d) (i) outstanding principal amount of A-4 Notes:	$149,000,000.00
(ii) A-4 Note Pool Factor:	1.0000000
(e) (i) outstanding principal amount of B Notes:	$13,366,365.51
(ii) B Note Pool Factor:	0.8822684
(f) (i) Certificate Balance	$7,546,670.00
(ii) Certificate Pool Factor:	1.0000000
(4) Note Value at end of related Collection Period:	$494,685,030.74

(5)	Pool Balance (excluding accrued interest) at the end of the related Collection Period	$490,721,100.63
(6)	Amount of Servicing Fee:	$425,933.00
	per $1,000 original principal amount:	0.5621418
(7)	Amount of Administration Fee:	$100.00
(8)	Aggregate Purchased Receivables for Collection Period:	$0.00
(9)	Amount in Reserve Account:	$13,259,692.00
	Specified Reserve Account Balance:	$13,259,692.00
(10)	Aggregate amount of Realized Losses for the Collection Period:	$20,336.70
(11)	Amount of Payments that are more than 60 days past due:	$1,214,804.00

John Deere Owner Trust 2003   **Exhibit 99.2**
Statement to Noteholders

$197,000,000 Class A-1 1.08125% Asset Backed Notes due August 13, 2004
$187,000,000 Class A-2 1.31000% Asset Backed Notes due January 17, 2006
$202,000,000 Class A-3 1.79000% Asset Backed Notes due April 16, 2007
$149,000,000 Class A-4 2.44000% Asset Backed Notes due June 15, 2010
$15,150,000 Class B 2.01000% Asset Backed Notes due June 15, 2010
$7,546,670 Asset Backed Certificates

Payment Date:	15-Jun-04
(1) Amount of principal being paid on the Notes:	
(a) A-1 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(b) A-2 Notes:	$19,908,162.38
per $1,000 original principal amount:	$106.46
(c) A-3 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(d) A-4 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(e) B Notes:	$552,856.74
per $1,000 original principal amount:	$36.49
(f) Total	$20,461,019.12
(2) Interest on the Notes	
(a) A-1 Notes:	$0.00
per $1,000 original principal amount:	$0.00
(b) A-2 Notes:	$155,759.17
per $1,000 original principal amount:	$0.83
(c) A-3 Notes:	$301,316.67
per $1,000 original principal amount:	$1.49
(d) A-4 Notes:	$302,966.67
per $1,000 original principal amount:	$2.03
(e) B Notes:	$23,314.70
per $1,000 original principal amount:	$1.54
(f) Total	$783,357.21
(3) After giving effect to distributions on current Payment Date:	
(a) (i) outstanding principal amount of A-1 Notes:	$0.00
(ii) A-1 Note Pool Factor:	0.0000000
(b) (i) outstanding principal amount of A-2 Notes:	$122,771,995.23
(ii) A-2 Note Pool Factor:	0.6565347
(c) (i) outstanding principal amount of A-3 Notes:	$202,000,000.00
(ii) A-3 Note Pool Factor:	1.0000000
(d) (i) outstanding principal amount of A-4 Notes:	$149,000,000.00
(ii) A-4 Note Pool Factor:	1.0000000
(e) (i) outstanding principal amount of B Notes:	$13,366,365.51
(ii) B Note Pool Factor:	0.8822684
(f) (i) Certificate Balance	$7,546,670.00
(ii) Certificate Pool Factor:	1.0000000
(4) Note Value at the end of the related Collection Period	$494,685,030.74
(5) Pool Balance (excluding accrued interest) at the end of the related Collection Period	$490,721,100.63

(6)	Amount of Servicing Fee:	$425,933.00
	per $1,000 original principal amount:	0.56214184
(7)	Amount of Administration Fee:	$100.00
(8)	Aggregate Purchased Receivables for Collection Period:	$0.00
(9)	Amount in Reserve Account:	$13,259,692.00
	Specified Reserve Account Balance:	$13,259,692.00
(10)	Aggregate amount of Realized Losses for the Collection Period:	$20,336.70
(11)	Amount of Payments that are more than 60 days past due:	$1,214,804.00

John Deere Owner Trust 2003   **Exhibit 99.3**
Servicer's Certificate

$197,000,000 Class A-1 1.08125% Asset Backed Notes due August 13, 2004
$187,000,000 Class A-2 1.31000% Asset Backed Notes due January 17, 2006
$202,000,000 Class A-3 1.79000% Asset Backed Notes due April 16, 2007
$149,000,000 Class A-4 2.44000% Asset Backed Notes due June 15, 2010
$15,150,000 Class B 2.01000% Asset Backed Notes due June 15, 2010
$7,546,670   Asset Backed Certificates

Payment Date:	15-Jun-04
(1) Servicing Fee	$425,933.00
Servicing Fee Shortfall	$0.00
(2) Administration Fee:	$100.00
Administration Fee Shortfall	$0.00
(3) Total Distribution Amount:	$23,065,473.10
(4) Noteholders' Interest Distributable Amount applicable to A-1 Notes:	$0.00
Noteholders' Interest Carryover Shortfall applicable to A-1 Notes:	$0.00
(5) Noteholders' Interest Distributable Amount applicable to A-2 Notes:	$155,759.17
Noteholders' Interest Carryover Shortfall applicable to A-2 Notes:	$0.00
(6) Noteholders' Interest Distributable Amount applicable to A-3 Notes:	$301,316.67
Noteholders' Interest Carryover Shortfall applicable to A-3 Notes:	$0.00
(7) Noteholders' Interest Distributable Amount applicable to A-4 Notes:	$302,966.67
Noteholders' Interest Carryover Shortfall applicable to A-4 Notes:	$0.00
(8) Noteholders' Interest Distributable Amount applicable to B Notes:	$23,314.70
Noteholders' Interest Carryover Shortfall applicable to B Notes:	$0.00
(9) Noteholders' Interest Distributable Amount deposited into Note Distribution Account:	$783,357.21
Noteholders' Interest Carryover Shortfall:	$0.00
(10) A-1 Noteholders' Monthly Principal Distributable Amount:	FALSE
% of Principal Distribution Amount applicable to A-1 Noteholders	0.00%
A-1 Noteholders' Principal Carryover Shortfall:	$0.00
A-1 Noteholders' Principal Distributable Amount:	$0.00
(11) A-2 Noteholders' Monthly Principal Distributable Amount:	$19,908,162.38
% of Principal Distribution Amount applicable to A-2 Noteholders	97.30%
A-2 Noteholders' Principal Carryover Shortfall:	$0.00
A-2 Noteholders' Principal Distributable Amount:	$19,908,162.38
(12) A-3 Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to A-3 Noteholders	0.00%
A-3 Noteholders' Principal Carryover Shortfall:	$0.00
A-3 Noteholders' Principal Distributable Amount:	$0.00
(13) A-4 Noteholders' Monthly Principal Distributable Amount:	$0.00
% of Principal Distribution Amount applicable to A-4 Noteholders	0.00%
A-4 Noteholders' Principal Carryover Shortfall:	$0.00
A-4 Noteholders' Principal Distributable Amount:	$0.00
(14) B Noteholders' Monthly Principal Distributable Amount:	$552,856.74
% of Principal Distribution Amount applicable to B Noteholders	2.70%
B Noteholders' Principal Carryover Shortfall:	$0.00
B Noteholders' Principal Distributable Amount:	$552,856.74
(15) Noteholders' Principal Distribution Amount deposited into Note Distribution Account:	$20,461,019.12
Noteholders' Principal Carryover Shortfall:	$0.00
(16) Noteholders' Distributable Amount:	$21,244,376.33

(17)	Amount to be withdrawn from the Reserve Account and deposited into Note Distribution Account:	$0.00
	Interest Amount included above:	$0.00
	Principal Amount included above:	$0.00
(18)	Deposit to Reserve Account from Collection Account to increase the amount	$0.00
	on deposit in the Reserve Account to the Specified Reserve Account Balance	
(19)	Certificateholders' Interest Distributable Amount:	$0.00
	Certificateholders' Interest Carryover Shortfall:	$0.00
(20)	Certificateholders' Principal Distributable Amount applicable to current period	$0.00
	% of Principal Distribution Amount applicable to Certificate holders	0.00%
	Certificateholders' Principal Carryover Shortfall:	$0.00
	Certificateholders' Principal Distributable Amount:	$0.00
(21)	Certificateholders' Distributable Amount:	$0.00
(22)	Deposit to Reserve Account (from excess collections):	$1,395,063.77
(23)	Specified Reserve Account Balance (after all distributions and adjustments) :	$13,259,692.00
(24)	Reserve Account Balance over the Specified Reserve Account Balance	
	(before any distribution of excess):	$14,654,755.77
(25)	Excess Reserve Account Balance Distributable to Seller (5.05(b)(i) or (ii)):	$1,395,063.77
(26)	Note Value as of the end of the related Collection Period	$494,685,030.74
(27)	Pool Balance (excluding Accrued Interest) as of close of business on the last day of	
	the related Collection Period:	$490,721,100.63
(28)	After giving effect to all distributions on such Payment Date:	
	Outstanding Principal Balance of A-1 Notes:	$0.00
	A-1 Note Pool Factor:	0.0000000
	Outstanding Principal Balance of A-2 Notes:	$122,771,995.23
	A-2 Note Pool Factor:	0.6565347
	Outstanding Principal Balance of A-3 Notes:	$202,000,000.00
	A-3 Note Pool Factor:	1.0000000
	Outstanding Principal Balance of A-4 Notes:	$149,000,000.00
	A-4 Note Pool Factor:	1.0000000
	Outstanding Principal Balance of B Notes:	$13,366,365.51
	B Note Pool Factor:	0.8822684
	Outstanding Principal Balance of the Certificates:	$7,546,670.00
	Certificate Pool Factor:	1.0000000
(29)	Aggregate Purchased Receivables for related Collection Period:	$0.00
(30)	Reserve Account Balance after giving effect to all distributions:	$13,259,692.00
(31)	Specified Reserve Account Balance (after all distributions and adjustments):	$13,259,692.00
(32)	Amount of Realized Losses for the related collection period:	$20,336.70
(33)	Amount of Payments that are more than 60 days past due:	$1,214,804.00